UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File No: 001-13739

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tucson Electric Power Company 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNS Energy Corporation

88 East Broadway Boulevard

Tucson, AZ 85701

Tucson Electric Power Company

401(k) Plan

Index

Page(s)

Required Information	3

Report of Independent Registered Public Accounting Firm	4

Financial Statements

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7-14

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	16-17

Signature Page	18

Exhibit

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REQUIRED INFORMATION

The Tucson Electric Power Company 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1 – 3 of Form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2011, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.

The written consent of PricewaterhouseCoopers LLP with respect to the financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Tucson Electric Power Company 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Tucson Electric Power Company 401(k) Plan (the “Plan”) at December 31, 2011 and December 31, 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Phoenix, AZ
June 22, 2012

Tucson Electric Power Company

401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
	-Thousands of Dollars-
Assets
Investments at Fair Value	$183,931	$186,016

Receivables:
Notes Receivable from Participants	6,460	6,184
Employer Contributions	92	77
Participant Contributions	227	188

Total Receivables	6,779	6,449

Net Assets Available for Benefits, at Fair Value	190,710	192,465
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(238)	(69)

Total Assets Available for Benefits	$190,472	$192,396

The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011
-Thousands of Dollars-
Additions to Net Assets Attributed to:
Investment Income (Loss):
Interest and Dividend Income	$5,289
Net Depreciation in Fair Value of Investments	(8,774)

Total Investment Loss	(3,485)

Interest Income on Notes Receivable from Participants	371

Contributions:
Employer	5,274
Participant	11,960
Participant Rollovers	462

Total Contributions	17,696

Total Additions	14,582

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	16,490
Administrative Expenses	16

Total Deductions	16,506

Net Decrease in Net Assets Available for Benefits	(1,924)
Net Assets Available for Benefits:
Beginning of Year	192,396

End of Year	$190,472

The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company

401(k) Plan

Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The following description of the Tucson Electric Power Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

All regular employees of Tucson Electric Power Company (Plan sponsor) and participating subsidiaries of UNS Energy Corporation (UNS Energy), formerly known as UniSource Energy Corporation, the parent company of the Plan sponsor, (collectively, the Company), who are employed by the Company on or after January 1, 1985, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration

The Company’s Pension Committee (the Plan Administrator), comprised of three or more employees, administers the Plan. Fidelity Management Trust Company (the Trustee) serves as trustee of all Plan investments. Fidelity Investments Institutional Operations Company, Inc. serves as recordkeeper for the Plan. The Company funds the Plan’s administrative costs, except for loan administrative fees and brokerage account fees. These fees are paid directly by the participants out of their accounts and recorded as administrative expenses on the statement of changes in net assets available for benefits.

Contributions

Upon admission to the Plan, participants may contribute, by way of payroll deductions, a percentage of their pre-tax compensation, up to but not in excess of the lesser of Plan limits or Internal Revenue Code (IRC) limits ($16,500 for both 2011 and 2010). Additional catch-up contributions by participants age 50 and above may not exceed IRC limits ($5,500 for both 2011 and 2010). Participants may direct their contributions to be invested entirely into any one of the individual investment funds or, in multiples of 1%, into any combination of these funds. Contributions are subject to certain limitations.

The Plan also allows for rollovers from participants’ other external qualified plans described in Sections 401(a) and 403(a) of the IRC and certain types of Individual Retirement Accounts (Qualified Rollovers) into the Plan. Qualified Rollovers are accounted for as participant contributions in a separate account of the participant, and are directed in the same manner as discussed above for participant contributions.

For each payroll period during the year ended December 31, 2011, the Company made matching contributions to each participant’s account in an amount equal to a percentage of the participant’s compensation as defined by the Plan for that payroll period subject to certain limitations including amount of contributions to the Plan. Participants direct the investment of such Company contributions in the same manner as discussed above for participant contributions. The Board of Directors of Tucson Electric Power Company has the discretion each year to establish the formula for Company matching contributions subject to the provisions of the Plan.

Tucson Electric Power Company

401(k) Plan

Notes to Financial Statements (Continued)

Notes Receivable from Participants

Note amounts shall not exceed the lesser of $50,000 or 50% of the vested balance of the participant’s accounts at the date of the note. Note terms may not exceed five years, except notes used to purchase a principal residence, which may have a term up to 15 years. Note repayments are made every two weeks through payroll deductions and are considered to be in default if all payments are not made for any three-month period. If a participant fails to repay a note in full, the Plan Administrator may immediately reduce the value of the participant’s account by the amount of unpaid principal and interest and/or reduce any distribution by the amount of the remaining unpaid principal and interest. Each note is secured by the balance of the participant’s account and bears a fixed rate of interest of the prime rate at note origination plus 2.00%. Interest rates ranged from 5.25% to 11.50% in 2011 and 2010.

Distributions

A participant’s account becomes distributable upon termination of employment, total disability, death, or retirement. The amount distributable to a participant or beneficiary is equal to the balance in the account valued as of the most recent date preceding such distribution as the Trustee can determine. Benefits payable to a participant or the beneficiary are generally paid in a cash lump sum, although distributions of investments in the UNS Energy Stock Fund may be taken in the form of UNS Energy common stock.

Under certain conditions, a participant may withdraw all or a portion of his or her account while still employed by the Company. Withdrawals from a participant’s account are only permitted (i) once per plan year for participants who have attained age 59-1/2 or (ii) in the event of a participant’s financial hardship as defined in the Plan. The amount which may be withdrawn in the case of a participant’s financial hardship may not exceed the amount needed and is subject to the approval of the Plan Administrator.

Investments

Participants may direct the investment of their compensation deferral contributions, Company matching contributions, and rollover contributions in a variety of investment vehicles comprised of common stocks, mutual funds, money market funds, and common collective funds. The Plan is intended to comply with Section 404(c) of ERISA.

Vesting

A participant’s interest in each of his or her accounts is 100% vested at all times.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. Upon termination of the Plan, the accounts under the Plan will be valued and distributed to participants at the time of such termination, subject to the provisions of ERISA.

Tucson Electric Power Company

401(k) Plan

Notes to Financial Statements (Continued)

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, we also disclose contract value because contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net changes include the Plan’s gains and losses on investments bought and sold as well as held during the year. Employer and participant contributions are recognized on an accrual basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan documents.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Rule

In May 2011, a new accounting rule was issued that could change fair value measurements and disclosures. The rule is effective for 2012. Plan management is in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.

Subsequent Events

Management evaluated subsequent events through the date the financial statements were issued.

Tucson Electric Power Company

401(k) Plan

Notes to Financial Statements (Continued)

3.	FAIR VALUE MEASUREMENTS

Accounting standards establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under fair value measurements accounting are summarized as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted market prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There were no transfers between levels 1, 2, or 3 for the year ended. The Plan did not have level 3 assets or liabilities in the periods presented.

The fair value of common stocks and corporate bonds is determined using the closing market price on the exchange in which the individual securities are traded. The fair value of mutual funds and unit investment trusts is determined using the net asset value of the shares held by the Plan at year-end. Certificates of deposit are short term in nature and their cost approximates their fair value.

The Plan holds investments in Fidelity Managed Income Portfolio (MIP), a commingled pool and Common Collective Trust fund (CCT), with the objective of preserving principal while earning interest income. The CCT is not actively traded on an exchange and active market, however, the fair value of the CCT at the Plan’s year end is determined based on the fair value of the underlying investments of the CCT. The participants transact at contract value and can redeem at net unit value on the same day. The MIP and Fidelity Retirement Money Market Portfolio have provisions which prevent exchanges to competing funds for 90 days. The Plan’s management is not aware of the occurrence, or likely occurrence, of any events which would limit the Plan’s ability to transact at contract value daily.

The preceding valuation methods described may produce an estimate of fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those

Tucson Electric Power Company

401(k) Plan

Notes to Financial Statements (Continued)

used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Plan’s assets at fair value:

	Level 1	Level 2	Total
	December 31, 2011
	-Thousands of Dollars-
Mutual Funds
U.S. Equity	$80,733	$—	$80,733
Target Date Lifecycle	36,697	—	36,697
Money Market	16,077	—	16,077
U.S. Government Bond	9,961	—	9,961
Corporate Bond	7,606	—	7,606
International Equity	6,437	—	6,437
Other	1,233	—	1,233

Total Mutual Funds	158,744	—	158,744

Common Stock
UNS Energy	8,316	—	8,316
Other	3,729	—	3,729

Total Common Stock	12,045	—	12,045

Cash	2,925	—	2,925
Certificates of Deposit	—	404	404
Stable Value Fund (a Common Collective Trust)	—	9,664	9,664
Unit Investment Trusts	—	149	149

Total Investments at Fair Value	$173,714	$10,217	$183,931

Tucson Electric Power Company

401(k) Plan

Notes to Financial Statements (Continued)

	Level 1	Level 2	Total
	December 31, 2010
	-Thousands of Dollars-
Mutual Funds
U.S. Equity	$87,018	$—	$87,018
Target Date Lifecycle	34,248	—	34,248
Money Market	17,174	—	17,174
U.S. Government Bond	9,156	—	9,156
Corporate Bond	7,164	—	7,164
International Equity	7,377	—	7,377
Other	1,427	—	1,427

Total Mutual Funds	163,564	—	163,564

Common Stock
UNS Energy	7,105	—	7,105
Other	4,482	—	4,482

Total Common Stock	11,587	—	11,587

Cash	1,917	—	1,917
Certificates of Deposit	—	392	392
Stable Value Fund (a Common Collective Trust)	—	8,442	8,442
Unit Investment Trusts	—	114	114

Total Investments at Fair Value	$177,068	$8,948	$186,016

4.	INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets:

	December 31,
	2011	2010
	-Thousands of Dollars-
Fidelity Growth Company Fund 373,773 and 385,573 units, respectively	$30,205	$32,041
Fidelity Magellan Fund 261,206 and 268,218 units, respectively	16,432	19,204
Fidelity Retirement Money Market Portfolio 16,076,664 and 17,173,531 units, respectively	16,077	17,174
Fidelity Equity Income Fund 317,787 and 344,969 units, respectively	13,121	15,262
Fidelity Managed Income Portfolio 9,426,093 units at December 31, 2011	9,426	—
Fidelity Intermediate Bond Fund 915,527 units at December 31, 2011	9,961	—

Tucson Electric Power Company

401(k) Plan

Notes to Financial Statements (Continued)

The Plan’s investments declined (including realized and unrealized gains (losses) on investments purchased and sold, as well as held during the year) in value as follows:

Year Ended December 31, 2011
-Thousands of Dollars-
Mutual Funds	$(8,375)
Common Stock	(627)
UNS Energy Common Stock	228

Net Depreciation in Fair Value of Investments	$(8,774)

5.	INVESTMENT RISK

At December 31, 2011 and 2010, the Plan’s assets consist primarily of investments in securities including common stock, including UNS Energy common stock, mutual funds, common collective trusts, and cash. Investment securities are exposed to various risks such as interest rate, market, credit risks, and increases in defaults. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

6.	TAX STATUS

The Plan is qualified under Section 401 of the IRC and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated February 7, 2012, was received from the Internal Revenue Service (IRS). Therefore, no provision for income taxes is included in the Plan’s financial statements.

According to the Plan Administrator, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. We believe the Plan is no longer subject to IRS or state tax examinations for years prior to 2008.

7.	RELATED PARTY TRANSACTIONS

The Plan’s investments in shares of mutual funds managed by the Trustee were $153,731,704 at December 31, 2011, and $159,287,428 at December 31, 2010. The Plan’s investments in common stock of UNS Energy were $8,315,634 at December 31, 2011, and $7,104,766 at December 31, 2010. These investments qualify as party-in-interest transactions for which a statutory exemption exists.

Fees paid by the Plan for the Fidelity investment management services amounted to $15,271 for the year ended December 31, 2011.

Tucson Electric Power Company

401(k) Plan

Notes to Financial Statements (Concluded)

The Trustee invests in UNS Energy common stock in accordance with the provisions of the Plan. The following is a summary of transactions in UNS Energy common stock:

	December 31,
	2011	2010
	-Thousands of Dollars/Shares-
Cost of Shares Purchased	$1,765	$2,293
Number of Shares Purchased	48	72
Proceeds from Shares Sold	$783	$1,614
Number of Shares Sold	21	50

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles investment income per the financial statements to the Form 5500:

Year Ended December 31, 2011
-Thousands of Dollars-
Investment Loss per Financial Statements	$(3,485)
Less: Prior Year Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(69)
Add: Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	238

Total Loss per Form 5500	$(3,316)

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
	-Thousands of Dollars-
Net Assets Available for Benefits per Financial Statements	$190,472	$192,396
Add: Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	238	69

Net Assets per Form 5500	$190,710	$192,465

Supplemental Schedule

Tucson Electric Power Company

401(k) Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

(amounts in thousands)

(a)	(b)	Identity of Issuer, Borrower, Lessor or Similar Party	(c)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)	Cost **	(e)	Current Value
*		Fidelity Growth Company Fund		374 units of a mutual fund				$30,205
*		Fidelity Magellan Fund		261 units of a mutual fund				16,432
*		Fidelity Equity Income Fund		318 units of a mutual fund				13,121
*		Fidelity Retirement Money Market Portfolio		16,077 units of a mutual fund				16,077
*		Fidelity Low-Price Stock Fund		226 units of a mutual fund				8,070
*		Fidelity Managed Income Portfolio		9,426 units of an open ended commingled pool (common collective trust)				9,664
*		Fidelity Intermediate Bond Fund		916 units of a mutual fund				9,961
*		Fidelity Spartan 500 Index – Institutional		118 units of a mutual fund				5,272
***		BrokerageLink Account		A self-directed investment fund				8,414
*		UNS Energy Common Stock		225 shares of common stock				8,316
*		Fidelity Diversified International Fund		238 units of a mutual fund				6,053
		Janus Flexible Bond Fund Class I		722 units of a mutual fund				7,606
		Franklin Utilities A		222 units of a mutual fund				2,967
		American Beacon Small Cap Value Fund		135 units of a mutual fund				2,558
*		Fidelity Small Cap Stock		95 units of a mutual fund				1,577
*		Fidelity Freedom 2000		16 units of a mutual fund				187
*		Fidelity Freedom 2005		41 units of a mutual fund				497
*		Fidelity Freedom 2010		150 units of a mutual fund				1,818
*		Fidelity Freedom 2015		660 units of a mutual fund				8,003

Tucson Electric Power Company

401(k) Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) (Continued)

December 31, 2011

(a)	(b)	Identity of Issuer, Borrower, Lessor or Similar Party	(c)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)	Cost **	(e)	Current Value
*		Fidelity Freedom 2020		646 units of a mutual fund				8,030
*		Fidelity Freedom 2025		503 units of a mutual fund				6,263
*		Fidelity Freedom 2030		245 units of a mutual fund				3,078
*		Fidelity Freedom 2035		230 units of a mutual fund				2,881
*		Fidelity Freedom 2040		280 units of a mutual fund				3,526
*		Fidelity Freedom 2045		116 units of a mutual fund				1,466
*		Fidelity Freedom 2050		75 units of a mutual fund				948
*		Fidelity Freedom Income		14 units of a mutual fund				162
		RS Investments Value Fund		16 units of a mutual fund				369
		Allianz NFJ International Value Fund		21 units of a mutual fund				384
		Cash						26

								183,931
*		Participant loans		Loans with maturities ranging from 1 month to 178 months and interest rates from 5.25% to 11.50%				6,460

								$190,391

*	Denotes party-in-interest
**	Historical cost information is not required for participant-directed investments
***	Includes Other Mutual Funds, Other Common Stock, Cash, Certificates of Deposit and Unit Investment Trusts. See Note 3

(Concluded)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TUCSON ELECTRIC POWER COMPANY 401(k) PLAN

By: Tucson Electric Power Company 401(k) Plan Administrative Committee

By:	/s/ Kevin P. Larson	Date:	June 22, 2012
Kevin P. Larson
Member of Plan Administrative Committee

By:	/s/ David G. Hutchens	Date:	June 22, 2012
David G. Hutchens
Member of Plan Administrative Committee

By:	/s/ Michael J. DeConcini	Date:	June 22, 2012
Michael J. DeConcini
Member of Plan Administrative Committee

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm